SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       X

1.	Notices for the shareholders’ meetings of Grupo IMSA.

Notice of Ordinary Meeting of GRUPO IMSA, S.A. DE C.V.

Date Received at the Mexican Securities Exchange (BMV): December 1, 2005 11:12:00.0

Prefix: CONVORDI

Listing Code: IMSA

Series:

Company Name: GRUPO IMSA S.A. DE C.V.

Type of Meeting: ORDINARY

Meeting Date: December 16, 2005

Location: Gran Salón of the Hotel Quinta Real, located at Ave. Diego Rivera No. 500, Fracc.

Valle Oriente, in San Pedro Garza García, Nuevo León

Time: 6:00 p.m.

Agenda:

I. Proposal and, as appropriate, approval of the decision to have a cash dividend from the net taxable income account at a rate of Mex$ 0.35713 per outstanding share representing the Company’s capital stock, which shall be paid in a single payment as of December 26, 2005.

II. Appointment of persons who will be members of the Board of Directors for the rest of the 2005 fiscal year.

III. Appointment of special delegates who will carry out and formalize the decisions made at the Meeting.

Requirements for Attendance:

To be entitled to attend the Meeting, shareholders must deposit with the Office of the Company Secretary, located at Av. Batallón de San Patricio No. 111, Piso 26, Fracc. Valle Oriente, San Pedro Garza García, Nuevo León, no later than December 14, 2005, the share certificates or proofs of deposit issued by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (“Indeval”). Upon delivery of the aforementioned documents, shareholders registered in the shareholders’ ledger shall be issued the corresponding admission card. Brokerage firms and other institutions that are Indeval’s depositors must submit a list to the company containing the name, address, nationality, and number of shares held by the shareholder or shareholders they represent. Shareholders may be represented at the Meeting by proxies by means of a simple power-of-attorney or else by a power of attorney granted using the forms referred to in Article 14 bis 3 of the Ley del Mercado de Valores [Securities Market Law] which, as of this date, are available to the shareholders in the Office of the Company Secretary; in both cases, the Company must receive the powers of attorney at least 48 hours prior to the Meeting start time.

Notice of Special Meeting of GRUPO IMSA, S.A. DE C.V.

Date Received at the Mexican Securities Exchange (BMV): December 1, 2005 10:54:00.0

Prefix: CONVESPE

Listing Code: IMSA

Series: C

Company Name: GRUPO IMSA S.A. DE C.V.

Type of Meeting: SPECIAL

Meeting Date: December 16, 2005

Location: Gran Salón of the Hotel Quinta Real, located at Ave. Diego Rivera No. 500, Fracc. Valle Oriente, in San Pedro Garza García, Nuevo León

Time: 17:00

Agenda:

I. Discussion and, as appropriate, approval of the proposal to convert the Company’s non-voting “C” Series shares to registered, common, no par value shares that are freely subscribable with full voting rights.

II. Discussion and, as appropriate, approval of the proposal to cancel the registration with the Registro Nacional de Valores [National Securities Registry] of the Company’s “C” Series shares as a result of their conversion subsequent to approval of the above item.

III. Appointment of the delegate appearing at the Company’s General Extraordinary Shareholders’ Meeting to present to said Meeting the decisions made in the preceding points.

IV. Appointment of the special delegates carrying out and formalizing the decisions made at the Meeting.

Requirements for Attendance:

To be entitled to attend the Meeting, shareholders must deposit with the Office of the Company Secretary, located at Av. Batallón de San Patricio No. 111, Piso 26, Fracc. Valle Oriente, San Pedro Garza García, Nuevo León, no later than December 14, 2005, the share certificates or proofs of deposit issued by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (“Indeval”). Upon delivery of the aforementioned documents, shareholders registered in the shareholders’ ledger shall be issued the corresponding admission card. Brokerage firms and other institutions that are Indeval’s depositors must submit a list to the company containing the name, address, nationality, and number of shares held by the shareholder or shareholders they represent. Shareholders may be represented at the Meeting by proxies by means of a simple power-of-attorney or else by a power of attorney granted using the forms referred to in Article 14 bis 3 of the Ley del Mercado de Valores [Securities Market Law] which, as of this date, are available to the shareholders in the Office of the Company Secretary; in both cases, the Company must receive the powers of attorney at least 48 hours prior to the Meeting start time.

Notice of Extraordinary Meeting of GRUPO IMSA, S.A. DE C.V.

Date Received at the Mexican Securities Exchange (BMV): 2005-12-01 11:00:00.0

Prefix: CONVEXTR

Listing Code: IMSA

Series:

Company Name: GRUPO IMSA S.A. DE C.V.

Type of Meeting: EXTRAORDINARIA

Meeting Date: December 16, 2005

Location: Gran Salón of the Hotel Quinta Real, located at Ave. Diego Rivera No. 500, Fracc. Valle Oriente, in San Pedro Garza García, Nuevo León

Time: 17:30

Agenda:

I. Discussion and, as appropriate, approval of the proposal to convert the Company’s non-voting “C” Series shares to registered, common, no par value shares that are freely subscribable and have full voting rights, subsequent to the decision of the Special Meeting.

II. Discussion and, as appropriate, approval of the proposal to cancel the registration with the Registro Nacional de Valores [National Securities Registry] of the Company’s “C” Series shares as a result of their conversion subsequent to approval of the above item.

III. Discussion and, subject to authorization from the corresponding authorities, as appropriate, approval of the proposal to divide the Company by spin-off, with it surviving as the Company, and thereby creating a spun-off company.

IV. Discussion and, as appropriate, approval of the proposal to register the shares of the spun-off company with the Registro Nacional de Valores [National Securities Registry], for subsequent listing and quoting on the Bolsa Mexicana de Valores [Mexican Securities Exchange].

V. Discussion and, as appropriate, approval of the proposal to reduce the Company’s capital stock by canceling the company’s own shares that the Company has acquired.

VI. Updating the registration of the Company’s shares with the Registro Nacional de Valores and its listing on the Mexican Securities Exchange as a result of the decisions that may be adopted in discussing the above points.

VII. Amendment of company bylaws due to the decisions that this Meeting may make.

VIII. Appointment of the special delegates carrying out and formalizing the decisions made at the Meeting.

Requirements for Attendance:

Pursuant to Article 35, Section of the General Provisions applicable to securities issuers and other participants in the securities market, the Company has prepared a Prospectus with regard to the spin-off proposed, which has been presented to the Mexican Securities Exchange and the Comisión Nacional Bancaria y de Valores [Mexican National Banking and Securities Commission] and is available to the shareholders in the same form and terms as the forms for power of attorney mentioned above.

To be entitled to attend the Meeting, shareholders must deposit with the Office of the Company Secretary, located at Av. Batallón de San Patricio No. 111, Piso 26, Fracc. Valle Oriente, San Pedro Garza García, Nuevo León, no later than December 14, 2005, the share certificates or proofs of deposit issued by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (“Indeval”). Upon delivery of the aforementioned documents, shareholders registered in the shareholders’ ledger shall be issued the corresponding admission card. Brokerage firms and other institutions that are Indeval’s depositors must submit a list to the company containing the name, address, nationality, and number of shares held by the shareholder or shareholders they represent. Shareholders may be represented at the Meeting by proxies by means of a simple power-of-attorney or else by a power of attorney granted using the forms referred to in Article 14 bis 3 of the Ley del Mercado de Valores [Securities Market Law] which, as of this date, are available to the shareholders in the Office of the Company Secretary; in both cases, the Company must receive the powers of attorney at least 48 hours prior to the Meeting start time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: December 14, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name: Title:	Marcelo Canales Clariond Chief Financial Officer